Contact

www.linkedin.com/in/fortunatochocolate (LinkedIn)

Adam Pearson

Owner, Fortunato Chocolate, Author
Issaquah, Washington, United States

Summary

"Are you sitting down?" asked Dr. Lyndel Meinhardt, lead genetics researcher at the USDA Genetics Lab in Maryland.

"When Dr. Meinhardt spoke those words, I knew we had found something Special" said Dan Pearson, co-founder of Fortunato Chocolate.

Dr. Meinhardt continued, "what you found is pure Nacional cacao, which made the most popular chocolate in Europe and North America, until it was thought to have been completely wiped out by diseases over 100 years ago. It was thought to be extinct....until now."

His call in late 2009 began our fine chocolate journey. The other co-founder of our company, Brian Horsley did what any sane person would do....he moved out to the jungle of northern Peru for a decade and built a cacao processing facility.

After almost 15 years in business, we are so proud to be able to say that today we buy organically grown, pure Nacional cacao, at an average of 10 times FairTrade premiums, from more than 500 small cacao farm families in northern Peru.

The impact on the community has been tremendous and the entire journey has filled our hearts with so much joy.

After more than a decade selling our chocolate wholesale only to fancy, 5-star restaurants, and high end chocolatiers, we finally made our chocolate available to the general public in 2020 via this website.

We do our absolute best to create world class products that you will love, while still being more affordable than most mid range chocolates that you might find in the grocery store.

We're able to do that because we buy cacao direct and our products are only available through us. We don't work with any distributors or retailers and that helps us keep the prices down! Less mark ups!

Visit www.fortunatochocolate.com to learn more.

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Experience

Fortunato Chocolate
Co-Owner
January 2008 - Present (17 years 2 months)
Issaquah, Washington, United States

Net-Income pros
Principal
July 2020 - Present (4 years 8 months)
Issaquah, Washington, United States

Net Income Pros offers the best solution for your accounting and bookkeeping needs at any level. Why hire an employee when you can get a full team for less?

Issaquah Bookkeeping & Accounting Services
President
January 2015 - Present (10 years 2 months)
Issaquah, WA

We solve every imaginable accounting problem for small to medium size businesses.

Marañón Chocolate, Nacional Cacao, LLC
Chief Financial Officer
September 2010 - Present (14 years 6 months)

The rarest cacao beans in the world, pure Nacional cacao. From Peru and genetically verified by the USDA. Our chocolate is described by Florence Fabricant of the New York Times as

"intense, with a floral aroma and a persistent mellow richness. Its lack of bitterness is remarkable."

See here: http://www.nytimes.com/2011/01/12/dining/12chocolate.html?
_r=1&ref=dining

BrightScope
Senior Account Executive
June 2009 - August 2010 (1 year 3 months)

Sales rep for awesome financial data company.

Vector Planning and Services, Inc.
Staff Accountant
June 2007 - May 2009 (2 years)

Payroll accountant for a military contractor.

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Education

San Diego State University

Masters of Science, Accountancy · (2008 - 2009)

University of Redlands

BA, Business Administration · (2001 - 2005)

University of Redlands

BA, Spanish · (2001 - 2005)